Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

10 March 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

dlw 3/22

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

04 MAR 22 AM 7:21

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 10 March 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

Traffic on forecast at BAA's UK airports

BAA's seven UK airports handled a total of 9.5 million passengers in February. The additional leap year day helped to make this an increase of 8.9% over February last year while, stripped of the extra day, the underlying increase was 4.7%, similar to that recorded in January.

On the same like-for-like basis, excluding the extra day, there were mixed contributions from the key market sectors. The strongest growth was on long haul routes (excluding North Atlantic) where traffic was up 10.5% on last year, when travel was beginning to be curtailed by the apparent imminence of war in Iraq. European scheduled activity was up by 6.5% and North Atlantic traffic by 1.1%. In contrast short haul charter traffic fell by 6.4% in what is usually its least busy month. Domestic traffic rose 3.3%.

On a like-for-like basis, growth at Heathrow was 3.4% while an 18% increase in other long haul traffic helped offset a drop in charters at Gatwick to produce an overall gain of 0.6%. Stansted rose by 15.9%, driven by a 21.4% increase in European scheduled traffic, while new services again helped Southampton to achieve substantial growth – this month it was 95% up on last year.

In Scotland Glasgow's like-for-like result, down -2.2% was measured against an exceptionally strong result last year, while Edinburgh recorded an increase of 4.1%. Bad weather in the North East of Scotland contributed to a 2.6% drop at Aberdeen.

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
email newsdesk@baa.com www.baa.com

In total the number of air transport movements rose by 4.7% (up 1.4% on a like-for-like basis) while cargo tonnage increased by 3.8% (-0.3% like-for-like).

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc**
Tel + 44 (0) 207 932 6654

City enquiries: **Maureen Spence, BAA plc**
Tel + 44 (0) 207 932 6776

BAA Traffic Summary : February 2004

Terminal Passengers (000s)	29 Day Month	% Change*	28 Day Month	% Change*	Fin year to date: Apr 03 to Feb 04	% Change**	12 months to Feb 04	% Change***
Heathrow	4,785.1	7.6	4,601.2	3.4	58,834.0	1.3	63,695.1	0.5
Gatwick	1,915.6	5.3	1,830.3	0.6	27,909.1	1.5	30,044.7	0.9
Stansted	1,457.6	20.3	1,404.4	15.9	17,796.9	15.5	19,128.9	15.6
London Area Total	**8,158.4**	**9.1**	**7,835.9**	**4.8**	**104,540.1**	**3.5**	**112,868.6**	**2.9**
Southampton	109.8	100.0	106.7	94.5	1,254.9	71.6	1,318.1	66.1
Glasgow	505.5	1.1	488.9	-2.2	7,557.7	3.0	8,118.0	3.1
Edinburgh	566.8	7.5	549.0	4.1	6,930.7	7.0	7,526.2	6.9
Aberdeen	177.2	-0.2	172.9	-2.6	2,321.5	-2.4	2,516.7	-2.3
Scottish Total	**1,249.5**	**3.7**	**1,210.8**	**0.5**	**16,810.0**	**3.8**	**18,161.0**	**3.8**
BAA Total	**9,517.6**	**8.9**	**9,153.4**	**4.7**	**122,604.9**	**4.0**	**132,347.7**	**3.4**

Air Transport Movements	29 Day Month	% Change*	28 Day Month	% Change*	Fin year to date: Apr 03 to Feb 04	% Change**	12 months to Feb 04	% Change***
Heathrow	36,816	5.2	35,561	1.6	421,130	-0.4	459,395	-0.4
Gatwick	16,541	1.9	15,922	-1.9	216,466	-1.1	234,858	-1.0
Stansted	13,172	5.8	12,745	2.4	158,715	7.1	172,387	8.1
London Area Total	**66,529**	**4.5**	**64,228**	**0.9**	**796,311**	**0.8**	**866,640**	**1.0**
Southampton	2,779	38.3	2,710	34.9	31,993	24.7	34,177	22.4
Glasgow	6,333	0.8	6,164	-1.9	81,824	-0.0	88,702	0.2
Edinburgh	8,650	6.0	8,425	3.3	98,129	0.7	106,852	0.5
Aberdeen	5,896	-1.3	5,794	-3.0	72,174	-3.3	78,493	-3.5
Scottish Total	**20,879**	**2.3**	**20,383**	**-0.2**	**252,127**	**-0.7**	**274,047**	**-0.8**
BAA Total	**90,187**	**4.7**	**87,321**	**1.4**	**1,080,431**	**1.0**	**1,174,864**	**1.1**

Cargo (Metric Tonnes)	29 Day Month	% Change*	28 Day Month	% Change*	Fin year to date: Apr 03 to Feb 04	% Change**	12 months to Feb 04	% Change***
Heathrow	101,452	0.6	97,264	-3.5	1,114,265	-2.4	1,225,552	-1.8
Gatwick	18,840	4.5	18,092	0.4	202,576	-7.6	223,535	-7.4
Stansted	18,709	19.6	18,188	16.2	187,351	7.4	205,052	8.2
London Area Total	**139,001**	**3.3**	**133,544**	**-0.7**	**1,504,192**	**-2.0**	**1,654,139**	**-1.4**
Southampton	21	0.0	21	0.0	294	-17.3	319	-17.5
Glasgow	367	107.3	345	94.9	5,375	3.6	5,614	3.5
Edinburgh	2,104	25.2	2,087	24.2	23,595	11.2	25,416	13.3
Aberdeen	268	8.1	265	6.9	3,219	-3.1	3,505	-4.2
Scottish Total	**2,739**	**30.1**	**2,697**	**28.1**	**32,189**	**8.3**	**34,535**	**9.6**
BAA Total	**141,761**	**3.8**	**136,262**	**-0.3**	**1,536,675**	**-1.8**	**1,688,993**	**-1.2**

Above data excludes Air Taxi passengers and Air Taxi movements.
* compared to the month of February 2003
** compared to the eleven months April 2002 to February 2003
*** compared to the twelve months to February 2003

Market Comparison: February 2004

Market	BAA Total Feb 03 (000s)	BAA Total 29 Day Feb 04 (000s)	BAA Total 28 Day Feb 04 (000s)	29 Day % Change	28 Day % Change
Domestic	1,866	1,990	1,928	6.6	3.3
Eire	443	474	457	7.1	3.1
European Scheduled	3,355	3,714	3,574	10.7	6.5
European Charter*	601	598	563	-0.6	-6.4
North Atlantic	1,072	1,130	1,084	5.4	1.1
Other Long Haul	1,401	1,612	1,547	15.1	10.5
Total	**8,739**	**9,518**	**9,153**	**8.9**	**4.7**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

04 MAR 22 AM 7:21

BAA

11 March 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

pp **Alison Livesley**
Head of Investor Relations

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 11 March 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

11 March 2004

BAA wins retail contract at Baltimore/Washington International Airport

BAA plc, the world's leading airport company, has been awarded a 10 year retail management contract at Baltimore/Washington International airport. The airport is one of the fastest growing airports in the US - around 20 million passengers used the airport in 2003 up from 19 million passengers in 2002.

Mike Clasper, BAA Chief Executive comments; "Winning airport retail contracts is a key part of our international strategy. We have already demonstrated we can improve the passenger experience and increase revenues and profits for the airport and for BAA, by applying our knowledge and experience with modest capital investment. We developed the widely acclaimed retail facilities at Pittsburgh International Airport, we manage retail at Boston Logan and we operate and manage Indianapolis airport. We will continue to seek similar opportunities in the US and elsewhere."

The 10 year contract will commence at the completion of the airport's new A/B terminal complex, scheduled in 2005. The contract gives BAA the responsibility for the design, construction, sub-leasing, tenant co-ordination, management and marketing of over 140,000 square feet of food, retailing and catering services, in the new concourse. An interim contract starts in May 2004, with the management of existing space and evolution of the detailed planning of the new project.

Mf../

News release

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
email newsdesk@baa.com www.baa.com

The retail development is part of the US$1.8 billion capital expansion programme at the airport. BAA and its subtenants will invest around US$40 to US$45 million in the project, with BAA's commitment in the order of some US$10m in the shell and core of the facilities and US$2m for further refurbishments.

BAA's Group Retail Director, Brian Collie says; "We are delighted to have been awarded this prestigious contract by the Maryland Aviation Administration. BAA is the world's leading airport retail operator and wherever we win a retail contract, we improve revenues and give passengers a better airport experience. This is exactly what we intend to achieve in partnership with Baltimore/Washington International Airport."

For further information on BAA plc see www.baa.com

- Ends -

BAA media enquiries: **Caroline Corfield/Samantha Birmingham, BAA plc Tel + 44 (0) 207 932 6654**

City enquiries: **Duncan Bonfield, BAA plc Tel +44 (0) 207 962 6831**

About BAA: BAA plc is the world's leading airport company, which owns and operates seven UK airports; Heathrow, Gatwick, Stansted, Southampton, Edinburgh, Glasgow and Aberdeen. BAA manages all operations at Indianapolis International Airport and is the master developer and manager of the retail, food and beverage operations at the AIRMALL® at Pittsburgh International Airport, which has driven passenger spend from around US$2.40 to over US$9 today. BAA also operates the retail concession at Boston Logan International Airport Terminals B and D/E. BAA has a range of stakeholdings in international airports including Naples, Italy. In Australia, BAA has a stake in six airports with major retail programmes in Melbourne and Perth. BAA has the contract to manage and develop the Oman airports of Seeb and Salalah in the Middle East.